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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERNATIONAL CORRESPONDENT TRADING, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

525 WASHINGTON BOULEVARD SUITE 2401

             (No. and Street)

JERSEY CITY	NEW JERSEY	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ILANA BEN-MAYOR   201-222-9300

                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zell and Ettinger CPA's

           (Name – *if individual, state last, first, middle name*)

3001 AVENUE M	BROOKLYN,	NEW YORK	11210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ILANA BEN-MAYOR _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERNATIONAL CORRESPONDENT TRADING, INC. _____ , as of DECEMBER 31 _____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

V. P.

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

INDEPENDENT AUDITOR'S REPORT

Tel. (718) 692-1212
Fax. (718) 258-2485

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Zell & Ettinger, CPA's
Brooklyn, New York
January 27, 2006

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

ASSETS

Cash	$ 486,400
Receivables	290,054
Other securities	28,146
Other asset	37,318
TOTAL ASSETS	$841,918

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$ 94,929
Accrued pension payable	66,723
TOTAL LIABILITIES	161,652

STOCKHOLDERS' EQUITY

Common stock, $10 par value; 200 shares authorized;	
100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	280,175
TOTAL STOCKHOLDERS' EQUITY	680,266
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$841,918

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commission income	$ 5,423,420
Net gain <loss> from securities transactions	<5,748>
Interest and dividend income	342
Other income	401,984
TOTAL REVENUES	5,819,998

EXPENSES

Employee compensation and benefits	3,721,145
Floor brokerage, exchange, and clearance fee	835,372
Communications and data processing	811,496
Occupancy	102,945
Other Expense	405,598
TOTAL EXPENSES	5,876,556
NET INCOME <LOSS> BEFORE TAXES	<56,558>
TAXES	1, 150
NET INCOME <LOSS>	$ <57,708>

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income <loss>		$ <57,708>
Adjustments to reconcile net income to net		
cash used in operating activities		
Decrease in receivables	160,965	
Decrease in accounts payables	<292,065>	
Increase in other assets	<275>	
Decrease in pension payable	<35,836>	<167,211>
TOTAL CASH FLOWS USED BY OPERATING ACTIVITIES		<224,919>
CASH FLOW FROM INVESTING ACTIVITIES		
Increase in other securities	<28,146>	
TOTAL CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		<28,146>
NET DECREASE IN CASH		<253,065>
CASH AT BEGINNING OF YEAR		739,465
CASH AT END OF YEAR		$ 486,400

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity - January 1, 2005	$ 737,974	$ 1,000	$ 399,091	$ 337,883
Net income (Loss)	<57,708>			<57,708>
Stockholders' equity - December 31, 2005	$ 680,266	$ 1,000	$ 399,091	$ 280,175

The accompanying notes are an integral part of this statement.

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2005

Credits		
Stockholders' equity		$680,266
Debits		
Worthless securities	$ 1,145	
Security deposits	36,173	
Total debits		37,318
Net capital before haircuts		642,948
Haircuts on securities		563
Net capital		642,385
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $489,553 or $100,000		<100,000>
Excess net capital		$ 542,385
Ratio of aggregate indebtedness to net capital		25%

Aggregate indebtedness

Accounts payable and accrued liabilities	$ 94,929
Accrued pension payable	66,723
	$161,652

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer, conducting a general securities business, with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with National Financial Services LLC, in which National Financial Services LLC will clear transactions introduced by the Company, as well as maintain, and provide cashiering functions for these accounts. These functions will include the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned, receiving and distributing payments, holding and safekeeping of securities and payments received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemptions.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of National Financial Services LLC and not customers of the Company.

National Financial Services LLC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 3 - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company leases office space from Trizec, Inc. The original lease was renewed September 30, 2001 for an additional five years and expires in September 2006. The monthly rent paid is $7,793.17 payable the first of each month through September 30, 2005 and $8,203.33 monthly thereafter.

The Company has a security deposit in the amount of $32,813 with its landlord. The deposit is held in an interest bearing account at Chase Manhattan Bank. In addition the Company has a security deposit with the NASDAQ for $3,360.

NOTE 4 - OTHER INCOME

Other income includes rebates and options trades cleared by various other brokerages.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2005 there were no positions of securities.

NOTE 6 - TAXES

The Company elected to be treated as an S-Corporation for Federal, New York and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2005, the Company had net capital of $642,385 which exceeded requirements by $542,385.

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT
ON THE ANTI MONEY LAUNDERING COMPLIANCE PROGRAM
REQUIRED BY FEDERAL LAW
(REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2005, and have issued our report thereon dated January 27, 2006.

In planning and performing our audit for the year ended December 31, 2005, we reviewed the Company's anti money laundering program (AML) required by Federal law.

NASD ANTI-MONEY LAUNDERING PROGRAM RULE

On February 15, 2002, the NASD filed with the SEC a rule proposal that would set forth minimum standards for the broker/dealers' AML compliance programs. As required by the Money Laundering Abatement Act itself, the rule proposal would require firms to develop and implement a written AML compliance program by April 24, 2002. The proposed rule would require the program to be approved in writing by a member of senior management and be reasonably designed to achieve and monitor the member's ongoing compliance with requirements of the Bank Security Act (BSA) and the implementing regulations promulgated thereunder. The proposed rule change would require firms, at a minimum, to:

1. establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;

2. establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the BSA and implanting regulations;

3. provide for independent testing for compliance to be conducted by member personnel or by qualified outside party;

4. designate an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program; and

5. provide ongoing training for appropriate personnel.

We reviewed the procedures adopted by the Company to comply with the rules described above. In addition we tested for compliance of the above procedures.

Pursuant to our study, we found compliance with the above procedures with no exceptions noted.

This report is intended for the Board of Directors, Management and the NASD, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger, CPA's
Brooklyn, New York
February 11, 2006

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

zellandettinger.com

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT
ON THE INTERNAL CONTROL STRUCTURE
(REPORTABLE CONDITIONS WERE NOT NOTED)

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07301

We have audited the financial statements of International Correspondent Trading, Inc. (the "Company") for the year ended December 31, 2005, and have issued our report thereon dated January 27, 2006.

In planning and performing our audit for the year ended December 31, 2005, we considered the Company's internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the Company's basic financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above. Pursuant to our study, we did not find any weakness involving internal control that we considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended for the Board of Directors, Management and the NASD, and other regulatory agencies as may be required, and is not intended to be and should not be used by anyone other than these specific parties.

Zell & Ettinger, CPA's
Brooklyn, New York
February 14, 2006